SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                         07 July 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

1.  Annual Report and Accounts announcement made on 04 June 2003
2.  BT affirms strategy announcement made on 16 June 2003
3.  BT Yahoo! Broadband announcement made on 16 June 2003
4.  Director Shareholding announcement made on 16 June 2003
5.  Director Shareholding announcement made on 20 June 2003
6.  Director Shareholding announcement made on 24 June 2003
7.  Director Shareholding announcement made on 26 June 2003
8.  Director Shareholding announcement made on 26 June 2003
9.  Director Shareholding announcement made on 26 June 2003
10. Director Shareholding announcement made on 26 June 2003
11. Director Shareholding announcement made on 26 June 2003
12. BT contract with Marconi announcement made on 30 June 2003
13. AA1000 reporting standard announcement made on 04 July 2003

Enclosure 1.

                                                                    04 June 2003
BT Group plc

Annual Report and Form 20 - F 2003

Annual Review and summary financial statement 2003

Notice of Annual General Meeting

Proxy Forms

Copies of the above documents have been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7676 1000

Ends.

END

Enclosure 2.

June 16, 2003

                            BT AFFIRMS ITS STRATEGY


BT is today holding a conference for city analysts and investors aimed at providing greater detail about the strategy outlined by the company last year and what it will deliver for customers and shareholders.

BT will continue to defend vigorously its core revenues while delivering major improvements in efficiency. Organic growth will come from new wave areas with BT building on its success in broadband, ICT and global solutions and moving into areas such as mobility. In addition our 21st Century Network transformation programme will deliver significant benefits for customers and reduce long-term costs for BT.

The event will be webcast and starts at 9:00am with an overview presented by chief executive Ben Verwaayen.

Group finance director Ian Livingston, said: "Today is all about providing a greater depth of understanding of the activities that will contribute to future revenues and profits. We will provide an insight into how BT will continue with its strategy of defending the core and growing new wave revenues, while maintaining strong financial discipline."

There will be no change to BT Group targets although the financial information disclosed will give some additional granularity to existing targets for 2004/05 and provide additional guidance on areas such as network modernisation.


  - more than GBP1billion of incremental revenue from ICT products and services between 2001/02 and 2004/05.

  - around GBP300m of annual revenue from mobility by 2005

  - new cash cost savings, reaching GBP1billion p.a. by 2008/09 from investment in 21st Century Network.

  - Global Services becoming cash flow positive during 2004.


BT also intends to build upon its 1 million broadband customers, targeting 5 million customers by 2006, equating to around GBP1billion of profitable revenue annually.

                          ---------------------------



Notes to editors:

                                                          Audio Call                             Rebroadcast
                            Webcast/slides                    Number                                 Number
                                                            Password                              PIN Number
                                                   0800 626 606 (UK)                     For Intro & Mobility
http://www.btplc.com.presentation
                                           +44 1296 480 100 (Non UK)                     +44 (0) 1296 618 700
                                          Password "21st Century BT"                                  640704#

                                                                                     For Network Transformation
                                                                                        +44 (0) 1296 618 700
                                                                                               640723#

                                                                                            For Broadband
                                                                                        +44 (0) 1296 618 700
                                                                                               644979#

                                                                                 For Global Services & Panel Session
                                                                                       +44 (0) 1296 618 700
                                                                                               644581#



Forward-looking statements - caution advised

Certain statements in this news release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding customer growth, investment plans, strategy, and the benefits of new initiatives; the possible or assumed future results of operations of BT and/or its lines of business; expectations regarding product volume, revenue targets and/or growth, capital expenditure, network infrastructure and savings, customer satisfaction, free cash-flow, market share, cost reductions and cash savings, productivity improvements, and profitability.

Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance; and the reintegration of Concert. BT Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.


            Inquiries about this news release should be made to the BT Group
        Newsroom on its 24 hour number: 020 7356 5369. From outside the UK dial
          +44 20 7356 5369. All news releases can be accessed at our web site:

                               www.btplc.com/mediacentre

Enclosure 3.

NEWS RELEASE

                                                                   June 16, 2003

                     BT AND YAHOO! COME TOGETHER TO DELIVER

                          WORLD-CLASS INTERNET SERVICE

BT has joined forces with Yahoo! to launch a completely new internet experience to beat its rivals and enhance its position as the UK's leading broadband internet service provider (ISP) in the ADSL sector.

Under the alliance, BT Openworld will undergo a major transformation to enhance its broadband service which will be re-named BT Yahoo! Broadband.

BT Yahoo! Broadband promises to take rival ISPs, such as AOL and Freeserve head on by offering customers the best value package for a service of this kind in the UK.

Designed specifically to enhance the power of ADSL - BT Yahoo! Broadband will combine the strengths of Yahoo!'s web content and services supported by BT's internet access, with BT handling delivery, customer service and billing.

BT Yahoo! Broadband will offer a raft of new and exciting applications, not available elsewhere, in the first truly integrated service of its kind in Europe.

The alliance is the next step in Broadband Britain, building on the one million ADSL customer mark and delivering services and content which will appeal to a mass market.

Both broadband and narrowband customers signing up to the new package will have the freedom to customise their personal homepage and browser as never before.

Users will benefit from a built in firewall and anti-virus protection to provide online protection - at no extra cost.

Customers can also enjoy a whole range of applications designed to make the most of high-speed access, including interactive gaming across the globe, super webcam and digital photo libraries, the latest videos and music - with access to the largest library of music videos on the web, as well as one-click access to Yahoo!'s world-renowned news, sport and entertainment services and the No.1 ranked Yahoo! Finance.

Email with Yahoo!'s advanced SpamGuard filter and Yahoo! Messenger - the fastest growing instant messaging service on the web - are also integrated into the service.

BT Yahoo! Broadband will be available to new customers from September, and existing BT Openworld broadband customers will move to the new service in a phased programme. Today's announcement follows a limited commercial arrangement by the companies in February this year, for the co-promotion of BT Broadband and Yahoo! premium services.

Pierre Danon, CEO of BT Retail, said: "The alliance is the next step to realising a Broadband Britain, building on the one million ADSL customer mark and delivering services and content which will appeal to a mass market.

"With such a compelling product I believe this will provide a significant boost to our broadband sales."For customers to get the most out of the internet, several factors are crucial. Access must be safe and fast, use must be personalised and flexible and content must be exciting, engaging and imaginative. By joining with Yahoo! we can satisfy all of these criteria, as well as providing customers with support from two world class organisations."

Duncan Ingram, managing director, BT Openworld, added: "I firmly believe BT Yahoo! Broadband offers a vastly superior customer experience compared to the likes of AOL and Freeserve and will prove hard to beat for combined service and value.

"Both BT and Yahoo! share a common aim - to deliver the best possible online experience. Joining forces will allow us to achieve this, but also makes great business sense by strengthening both of our market leading positions."

Terry Semel, chairman and CEO, Yahoo! Inc. said: "We believe that the powerful combination of Yahoo!'s world-renowned brand and BT's leading market position can help drive increased DSL adoption in the UK.

"Our alliance with SBC in the United States has already proved this to be a highly successful business model with the largest growth of any US DSL service in the first financial quarter of this year.

"With this announcement, Yahoo! is the first internet brand to have entered into this kind of deep access and programming partnership in the three largest broadband regions, Europe, Asia and North America.

"Through our global network, Yahoo! serves the largest broadband audience in the world, and we are committed to providing the best broadband user experience anywhere."

The alliance will also offer BT Yahoo! Internet Services, a best of breed narrowband service.


NOTES TO EDITORS

Service elements include:

  - Intelligent portal: learns customers preferences & recommends appropriate content
  - Integrated parental controls - allowing full parental control over content and sites accessed
  - Built in firewall & anti-virus software - to ensure a safe surfing experience
  - Powerful anti-spam - to help shield customers from junk & unwanted email
  - Microsoft Outlook compatibility - allowing customers to use their offline email client
  - 100Mb of web space to store emails and photos
  - Photo album software - allowing customers to store, display and manage digital photos
  - Web Site Builder - enables quick and easy set up of a web site
  - Pop Up Killer - eliminates unwanted pop up adverts when surfing
  - Super Webcam software
  - BT Openworld will retain customer service and billing for the new service. Customer's contracts will remain with BT and their email addresses will not change

About BT Openworld

BT Openworld, BT's mass market internet division, is one of the UK's leading internet service providers. It delivers broadband and narrowband services to more than 1.7 million business and consumer customers in the UK through www.btopenworld.com.

The company offers a wide range of internet access packages and payment options. Broadband packages include: BT Openworld Home 500 Plug & Go and Business 500 Plug & Go - self-install broadband products. Other products cover a choice of download speeds, from up to 500kbps, to up to 2Mbps, single or multi-user set-ups for PC or Mac, and static or dynamic IP addresses. BT Openworld also provides broadband over satellite for business users.

Narrowband products include: BT Openworld Anytime, BT Openworld Surftime, BT Openworld Connect Anytime - designed specifically for business customers, and Pay-as-you-go services.

BT Openworld also provides additional value-added services to business users, such as Wireless LAN, Teleworker and Web Design solutions.

BT Openworld is developing a range of applications and services available to its own customers and those of other ISPs.

Last year BT Openworld launched various sites aimed at computer gamers, music fans, classical music lovers, and sports and betting enthusiasts:
www.gamesdomain.co.uk, www.dotmusic.com, www.btopenworld.com/classical, and www.btopenworld.com/sport. These provide a mix of free and subscription based services.


About Yahoo!

Yahoo! Inc. is a leading provider of comprehensive online products and services to consumers and businesses worldwide. Yahoo! is the No. 1 Internet brand globally and the most trafficked Internet destination worldwide. Headquartered in Sunnyvale, Calif., Yahoo!'s global network includes 25 World properties and is available in 13 languages.

For further information contact:

BT
Tony Henderson, BT Openworld, 020 7469 2363

John Carter, BT Retail, 020 7356 4523

Claire Rowberry, OCTANE, 020 7802 2662 (clairer@octanepr.com)

Yahoo!

Sue Jackson/Kristin Carlos, Yahoo!, 020 7808 4216

Ginni Arnold, Cohn & Wolfe, 0796 873 0247

Enclosure 4.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 65 shares at 194.75p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

16 June 2003

14)     Date Company informed

16 June 2003

15)     Total holding following this notification

1. 42,102 ordinary shares - personal holding;


    2. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;

    3. 44,554 shares under BT Group Deferred Bonus Plan;

 4. 36,531 shares under BT Deferred Bonus Plan;
 5. 35,152 shares under BT Executive Share Plan - contingent award;
 6. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 7. 219 shares under the BT Employee Share Ownership Scheme;
 8. 1105 shares under BT Group Employee Share Investment Plan;
 9. Options over 855,620 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 16 June 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,520,606 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all Employees of BT Group plc, in 26,452 ordinary shares held in the name of Halifax Corporate Trustees Limited.

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 16 June 2003

End

Enclosure 5.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Andy Green

Paul Reynolds

Pierre Danon

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Decrease in the technical interest in shares of the Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

BT Employee Shares Trustees Limited.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Disposal of a technical interest, together with all employees of BT Group plc, in 73,069 Ordinary BT Group shares held in the name of BT Employee Shares Trustees Limited.

7)     Number of shares/amount of stock acquired:

n/a

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

73,069

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

199.5p

13) Date of transaction

19 June 2003

14)     Date Company informed

20 June 2003



15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 20 June 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,520,606 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all Employees of BT Group plc, in 26,452 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24. Name of contact and telephone number for queries



Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 20 June 2003

End

Enclosure 6.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 1820 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

23 June 2003

14)     Date Company informed

24 June 2003



15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number



n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 24 June 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,719,402 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all Employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited.



24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 24 June 2003

End

Enclosure 7.

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan

Grant of options under the BT Group Global Share Option Plan

7)     Number of shares/amount of stock acquired:

76,803 ordinary shares under the BT Group Deferred Bonus Plan

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

199.5p



13. Date of transaction

23 June 2003

14)     Date Company informed

25 June 2003

15)     Total holding following this notification

 a. 85,729 ordinary shares - personal holding;

 b. 179,047 ordinary shares under the BT Incentive Share Plan - contingent award;
 c. 38,707 ordinary shares under the BT Executive Share Plan - contingent award;
 d. 183,560 ordinary shares under BT Group Deferred Bonus Plan;
 e. An option over 2,905 ordinary shares under the BT Group Employee Sharesave Scheme;
 f. Options over 1,548,198 ordinary shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

24 June 2003

18)     Period during which or date on which exercisable

24 June 2006 - 23 June 2013 subject to corporate performance measures

19)     Total amount paid (if any) for grant of the option

nil

20)     Description of shares or debentures involved: class, number

Options over 639,098 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

199.5p

22. Total number of shares or debentures over which options held following this notification

Options over 1,548,198 ordinary shares under BT Group Global Share Option Plan

Options over 2,905 ordinary shares under the BT Group Employee Sharesave Scheme

23)     Any additional information

The above named Director has technical interests, as at 26 June 2003 under
Section 13 of the Companies Act as follows:



  - A technical interest, together with all employees of BT Group plc in 15,876,189 ordinary shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,719,402 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 26 June 2003

End

Enclosure 8.

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Ben Verwaayen

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan

Grant of options under the BT Group Global Share Option Plan

7)     Number of shares/amount of stock acquired:

425,614 ordinary shares under the BT Group Deferred Bonus Plan

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

199.5p



13. Date of transaction

23 June 2003

14)     Date Company informed

25 June 2003

15)     Total holding following this notification

a. 387,876 ordinary shares - personal holding;

 b. 799,754 ordinary shares under BT Group Retention Share Plan;
 c. 502,610 ordinary shares under BT Group Deferred Bonus Plan;
 d. options over 3,671,083 ordinary shares under the BT Group Global Share Option Plan - contingent options.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

24 June 2003

18)     Period during which or date on which exercisable

24 June 2006 - 23 June 2013 subject to corporate performance measures

19)     Total amount paid (if any) for grant of the option

nil

20)     Description of shares or debentures involved: class, number

Options over 1,052,632 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

199.5p

22. Total number of shares or debentures over which options held following this notification

Options over 3,671,083 ordinary shares under BT Group Global Share Option Plan

23)     Any additional information

The above named Director has technical interests, as at 26 June 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 ordinary shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,719,402 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.



24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 26 June 2003

End

Enclosure 9.
                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2.     Name of Director

Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

n/a

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan
Grant of options under the BT Group Global Share Option Plan

7)     Number of shares/amount of stock acquired:

84,586 ordinary shares under the BT Group Deferred Bonus Plan

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

199.5p

13. Date of transaction

23 June 2003

14)     Date Company informed

25 June 2003

15)     Total holding following this notification

a. 209,637 ordinary shares - personal holding;

 b. 449,733 ordinary shares under BT Group Retention Share Plan;
 c. 84,586 ordinary shares under BT Group Deferred Bonus Plan;
 d. An option over 7,290 ordinary shares under the BT Group Employee Sharesave Scheme;
 e. Options over 1,639,272 ordinary shares under BT Group Global Share Option Plan - contingent options.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

24 June 2003

18)     Period during which or date on which exercisable

24 June 2006 - 23 June 2013 subject to corporate performance measures

19)     Total amount paid (if any) for grant of the option

nil

20)     Description of shares or debentures involved: class, number

Options over 676,692 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

199.5p

22. Total number of shares or debentures over which options held following this notification

Option over 7,290 ordinary shares under the BT Group Employee Sharesave Scheme

Options over 1,639,272 ordinary shares under BT Group Global Share Option Plan

23)     Any additional information

The above named Director has technical interests, as at 26 June 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 ordinary shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,719,402 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 26 June 2003

End

Enclosure 10.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2.     Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 65 shares at 194.75p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

16 June 2003

14)     Date Company informed

16 June 2003

15)     Total holding following this notification

1. 42,102 ordinary shares - personal holding;
2. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;
3. 44,554 shares under BT Group Deferred Bonus Plan;
4. 36,531 shares under BT Deferred Bonus Plan;
5. 35,152 shares under BT Executive Share Plan - contingent award;
6. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
7. 219 shares under the BT Employee Share Ownership Scheme;
8. 1105 shares under BT Group Employee Share Investment Plan;
9. Options over 855,620 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 16 June 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,520,606 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all Employees of BT Group plc, in 26,452 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 16 June 2003

End

Enclosure 11.

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Pierre Danon

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Deferred Bonus Plan

Grant of options under the BT Group Global Share Option Plan

7)     Number of shares/amount of stock acquired:

84,586 ordinary shares under the BT Group Deferred Bonus Plan

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

199.5p



13. Date of transaction

23 June 2003

14)     Date Company informed

25 June 2003

15)     Total holding following this notification

a. 61,228 ordinary shares - personal holding;

 b. 179,047 ordinary shares under BT Incentive Share Plan - contingent award;
 c. 53,253 ordinary shares under the BT Retention Share Plan;
 d. 182,861 ordinary shares under BT Group Deferred Bonus Plan;
 e. Options over 1,639,272 ordinary shares under BT Group Global Share Option Plan - contingent options.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

24 June 2003

18)     Period during which or date on which exercisable

24 June 2006 - 23 June 2013 subject to corporate performance measure

19)     Total amount paid (if any) for grant of the option

nil

20)     Description of shares or debentures involved: class, number

Option over 676,692 ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

199.5p

22. Total number of shares or debentures over which options held following this notification

Options over 1,639,272 ordinary shares under BT Group Global Share Option Plan

23)     Any additional information

The above named Director has technical interests, as at 26 June 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 ordinary shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,719,402 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for BT Group Employee Share Investment Plan.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 26 June 2003

End

Enclosure 12.


June 30, 2003



                              MARCONI TO SUPPLY BT

                          WITH KEY BROADBAND EQUIPMENT



BT today signalled its intention to move to a new generation of broadband network based services by reaching agreement with the Marconi Corporation for the prospective supply and installation of broadband exchange equipment. The three year frame contract for Marconi's Access Hub product is expected to be signed shortly.

The agreement, reached after an extensive world-wide search among suppliers to support BT's drive to achieve five million broadband customers, is an early key step in BT's 21st Century Network programme. This will progressively migrate customers for voice, data and internet multimedia services onto an advanced, multi service network

Paul Reynolds, CEO of BT Wholesale, said: "I am pleased that Marconi has been successful against stiff competition from world-class suppliers. BT is building a network for the future, aiming to deliver new services to customers, to foster innovation and to stimulate creativity. Marconi's Access Hub will give us the flexibility to develop advanced high bandwidth services and the ability to meet customers' needs ever more precisely.

"Access Hub meets all our current broadband needs and offers a future-proofed technology platform which is very strong in data, voice, video and element management. It will also give BT a highly competitive whole life cost, and ongoing product support from Marconi.

"This month BT connected its one millionth broadband customer. This deal supports our ambitious drive towards connecting five million businesses and consumers and to help deliver Broadband Britain."

Mike Parton, Marconi chief executive, said:      "This agreement with BT
represents an important further endorsement of our access technology and will strengthen significantly our competitive position in ongoing discussions with our customers around the world as they evolve towards next generation networks. The Marconi Access Hub is a truly world-beating, best in class product."

The Marconi contract, subject to final signature, confirms them as BT's third supplier for DSLAM equipment. They join Alcatel and Fujitsu who have supplied BT for the last four years.

Note to editors:

BT's next generation network programme: BT is embarking on a fundamental and radical transformation of its network and systems to enable customers to move smoothly into the converging digital, multimedia future.

It is designing and building a migration path for customers from the existing narrowband, circuit switched PSTN focussed world to the broadband, packet switched IP based world of the future. Offering a richer communications experience based on choice and personalisation, customers will have the opportunity to tailor their communications requirements to match their needs and lifestyle. This commercially focussed, market driven UK network aims to fulfil customers' requirements today and to anticipate their future needs. Using stringent capital return criteria, BT aims to deliver long-term, structural cost reduction, by progressively migrating onto a simpler, lower-cost network architecture.

Currently BT is testing its ideas against the best in the world, planning a portfolio of products and designing the blueprint of the architecture. Later this year concept and market trials are planned. The progressive deployment of new technological and systems developments will be seen from 2004 onwards.

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The Marconi Access Hub is a new generation access platform which delivers multiple services, not just high speed internet. It has been designed to carry high speed data, ethernet, video and broadcast TV as well as traditional voice telephony. The Access Hub combines the functionality of Digital Subscriber Line Access Multiplexers (DSLAMS) and the ability to aggregate all traffic types with one of the industry's highest port densities and low running costs. DSLAMS are devices usually located in an operators exchanges. They aggregate DSL connections, typically a pair of copper wires running to each customer's premises, grooming, sending and receiving their traffic to and from the network core. With up to 40 Gbit/s of bandwidth on the backplane, the Access Hub is ideal for operators migrating their network to meet future demand for high bandwidth services.

Enclosure 13.



July 4, 2003


      BT reaches new AA1000 Assurance Standard foR non-financial reporting

BT today published its new social and environmental report and becomes the largest company yet to apply the new AA1000 Assurance Standard for sustainability reporting.

Launched in March this year, the AA1000 Assurance Standard is designed to assure the credibility of social and environmental reporting by guiding companies and auditors through the rigours of non-financial reporting.

BT chief executive officer Ben Verwaayen highlighting the importance of non-financial issues to business success said: "Our key financial goals of improving cash flow, increasing earnings per share and reducing debt are critical. But fundamental to the achievement of these objectives is the underlying strength of BT as a whole - and this can't always be measured in pound signs.

"Our business strength must be based on passion for customers. However, fulfilling the complete range of customer expectations requires top performance across a full range of issues. Maximising employee motivation, valuing diversity, acting with integrity, reducing our environmental impacts and behaving in a socially responsible manner."

BT's social and environmental results for the 2003 financial year are captured in ten non-financial key performance indicators:

  - Customer dissatisfaction reduced by 37 per cent.

  - Broadband available to 67 per cent of UK households.
  - People Satisfaction Index steady at 67 per cent.
  - Increase in the percentage of ethnic minority employees (8.6 per cent) in BT while the percentage of women (24 per cent) and disabled employees (2 per cent) held steady.
  - Global warming CO2 emissions now 40 per cent lower than 1996.
  - Waste to landfill down 1.1 per cent to 89,878 tonnes and 24 per cent recycled.

  - Health and safety significant incident rate down from 126 to 113 per 10,000 full time employees.
  - Ethical trading risk assessment questionnaires completed by 31 suppliers and 14 on-site assessments undertaken.
  - Community investment of GBP8.2 million plus GBP17.9 million in further funding and support in kind.

  - Awareness of our Statement of Business Practice in the UK up from 76 per cent to 83 per cent.

The report has been brought into accordance with the Global Reporting Initiative guidelines and includes a new index to navigate the BT site according to the nine principles of the United Nations Global Compact.



Notes to Editors:

  - The Better World website (www.bt.com/betterworld) is the BT social and environmental report. Rather than produce a printed document BT publishes its social and environmental performance online.

  - A full list of BT's non-financial key performance indicators including targets is available at www.bt.com/betterworld/dataandtargets

  - BT's assurance provider was Lloyds Register Quality Assurance

  - The Better World report has been ranked forth in the world in the 2002 SustainAbility/ UNEP Global Reporters Report and recognised as the best web-based sustainability report in the 2003 ACCA Sustainability Reporting Awards.

  - BT has been awarded the Queens Award for Sustainable Development 2003.
    This award recognised the approach BT has taken on a number of key issues, including the importance of creating a proper work-life balance, ethical supply chain management, and the resource and financial savings delivered by the company's environmental programme.

  - BT is the winner of the Investor Relations Magazine Award for Best CSR Practice 2003.

                             For more information:

       Dunstan Hope, BT social policy development manager 020 7356 4268.

                Gerard Bithell, BT Group Newsroom 020 7356 5370.

   All BT group news releases can be accessed at our web site: www.btplc.com/
                                  mediacentre



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 07 July 2003